
July 17, 2023

Greg Iverson
Chief Financial Officer
BRC Inc.
1144 S. 500 W
Salt Lake City, UT 84101

> **Re: BRC Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 15, 2023**
> **Form 8-K filed on March 15, 2023**
> **Response Dated June 23, 2023**
> **File No. 001-41275**

Dear Greg Iverson:

We have reviewed your June 23, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2023 letter.

Form 8-K filed on March 15, 2023

Exhibit 99.1
Non-GAAP Financial Measures, page 10

1. We note your response to prior comment number two and have the following additional comments:
    - In regard to relocation and sign-on bonuses, it appears to us these are normal operating expenses and eliminating components of cash compensation paid to current employees from a non-GAAP performance measure is not appropriate; however, given the amounts noted in your response and your intention to not include these adjustments going forward, we will not pursue.

- In regard to the adjustment for strategic initiatives, more fully explain to us the nature and expected duration of the services provided, including if and how these services are related as well as the extent to which these and similar services are anticipated in future periods.
- In regard to the adjustment for non-routine legal expense, it appears to us the legal matters you describe are routine commercial, employment and securities litigation matters that are ubiquitous to public companies. Although the magnitude of legal costs may vary from period to period, it continues to appear to us the legal costs you described are normal operating expenses.
- In regard to the adjustment for RTD start-up and production issues, it appears to us initial production issues, quality control matters and purchasing errors are normal operating expenses that are likely to occur as a routine part of running a business, similar to pre-store opening expenses.

Based on the above, please more fully address why you believe your adjustments are consistent with the requirements of Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or revise your non-GAAP measure.

 You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing